

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Mr. Mark Featherstone
Chief Financial Officer
Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, PA 19428-2380

> **Re: Quaker Chemical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 001-12019**

Dear Mr. Featherstone:

We have reviewed your response letter dated July 26, 2010 and have the following comments.

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 16
Compensation Discussion and Analysis, page 16
Annual Cash Incentive Bonus, page 18

1.   We note your response to comments seven and eight in our letter dated June 28, 2010, and have the following comments:
     *   The revised description of your annual incentive program is confusing. Please clearly describe the mechanics of your annual cash incentive program to provide investors with an understanding of the amounts that each named executive officer may earn based on actual corporate performance and personal/regional performance at target and maximum levels.
     *   Clarify whether, at a maximum level of performance, your regional associates could earn payouts based on achieving the 86.25% level of the corporate performance criteria and the 25% level of their regional performance criteria. If not, please revise the "reward range" columns of your maximum bonus opportunity table to reflect that this scenario is not possible.
     *   Clarify whether, at a maximum level of performance, your non-regional associates could earn payouts based on achieving the 86.25% level of the corporate performance criteria and the 25% level of their personal performance criteria. If so, please revise the "reward range" columns of your maximum bonus opportunity table to reflect this possibility.

- We note your draft disclosure that "Mr. Barry achieved the 2009 financial plan because both actual net income and actual net cash flow exceeded budgeted numbers of $12.1 million and $16.6 million, respectively…." Please indicate how you calculate "net cash flow" under your annual incentive program and disclose your actual net cash flow for the applicable period.

<u>Form 10-Q for the Fiscal Quarter Ended March 31, 2010</u>

2.   We note your response to comment 14 in our letter dated June 28, 2010. As previously requested, please confirm that your management's conclusion regarding the effectiveness of your disclosure controls and procedures is based on the full definition of disclosure controls and procedures as set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 or Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant